EXHIBIT 99.2

NOVONIX Announces Entry into Funding Agreement for up to US$100 Million of Convertible Debentures

Chattanooga, TN (USA), July 24, 2025 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials and technology company, announced today the entry into a definitive Funding Agreement to provide NOVONIX up to US$95,000,000, in exchange for the issue of up to US$100,000,000 of unsecured convertible debentures to Yorkville Advisors Global, LP (“Yorkville”).The proceeds from these convertible notes will provide additional capital for the continued build-out of our Riverside facility in Chattanooga, Tennessee.

“NOVONIX will begin shipping commercial-grade synthetic graphite from Riverside later this year with mass production starting next year for our lead customer, Panasonic. The start of commercial production will mark a critical milestone for the Company as we continue to establish and build a domestic supply chain for synthetic graphite in North America,” said Mike O’Kronley, CEO of NOVONIX. “As we further expand our operations in Tennessee, we remain focused on significantly increasing production of this essential critical mineral while strengthening American manufacturing, creating high-quality jobs, and ensuring that the U.S. possesses a resilient, reliable foundation for next-generation technologies."

Key Terms of the Funding Agreement:

•
NOVONIX to issue up to US$100,000,000 of unsecured convertible debentures to YA II PN, Ltd, an affiliate of Yorkville Advisors Global, LP (“Yorkville”), under the terms of a multi-tranche funding agreement ("Funding Agreement")
•
Yorkville has agreed to provide NOVONIX with funding of up to US$57,000,000 under the first two tranches of the Funding Agreement
•
US$24,500,000 first tranche of convertible debentures raising US$23,275,000, to be issued and fully drawn down upfront, does not require shareholder approval
•
US$35,500,000 second tranche of convertible debentures, raising up to an additional US$33,725,000 through one or more drawdowns, to be issued subject to shareholder

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approval at an Extraordinary General Meeting ("EGM") to be held on or around 9
September 2025
•
NOVONIX has agreed to issue an additional tranche of up to US$40,000,000 convertible debentures, subject to shareholder approval at the EGM. Funding may only be drawn down under this additional tranche by mutual agreement between NOVONIX and Yorkville
•
The headline amount of funding that could be provided to NOVONIX, if all convertible debentures are issued and amounts are fully drawn, is US$95,000,000
•
Debentures issued to Yorkville under the Funding Agreement are convertible into fully paid ordinary shares of NOVONIX

For more information see ASX announcement at https://www.asx.com.au/markets/trade-our-cash-market/announcements.nvx.

NOVONIX’s Riverside facility is poised to become the first large-scale production site dedicated to high-performance synthetic graphite for the battery, defense, and industrial sectors in North America. To meet increasing customer demand, the Company previously announced its second synthetic graphite manufacturing plant, also in Chattanooga, Tennessee, known as the Enterprise South location. With the initial capacity at Enterprise South and its existing Riverside facility, which is scaling up to 20,000 tonnes per annum (“tpa”), NOVONIX will have total production capacity of over 50,000 tpa in Chattanooga.

This announcement has been authorised for release by Ron Edmonds, Chairman.

About NOVONIX
NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite material manufacturing operations, and has developed a patented all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

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For NOVONIX Limited
Scott Espenshade, ir@novonixgroup.com (investors)
Stephanie Reid, media@novonixgroup.com (media)

Cautionary Note Regarding Forward-Looking Statements
This communication contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements we make regarding our plans to build a new production facility, and our anticipated production capacity at each of our Riverside and planned Enterprise South facilities.

We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of our furnace technology, our ability to meet the technical specifications and demand of our existing and future customers, the accuracy of our estimates regarding market size, expenses, future revenue, capital requirements, needs and access for additional financing, the availability and impact and our compliance with the applicable terms of government funding and other support, our ability to obtain patent rights effective to protect our technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory and economic developments in the United States, Australia and other jurisdictions. These and other factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC’s website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not

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place

undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

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